LAW OFFICES OF
GARY L. BLUM
3278 WILSHIRE BOULEVARD
SUITE 603
LOS ANGELES, CALIFORNIA 90010

GARY L. BLUM	TELEPHONE: (213) 381-7450
EMAIL: gblum@gblumlaw.com	FACSIMILE: (213) 384-1035

June 3, 2014

Ms. Mara Ransom
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, DC 20549

Re:          Frozen Food Gift Group, Inc.
Response to comment letter dated April 15, 2014
Form 8-K
Filed March 281, 2014
File No. 000-54597

Dear Ms. Ransom:

I am confirming that, in a telephone conversation yesterday, June 2, 2014, Staff Attorney Michael Kennedy agreed with me that Frozen Food Gift Group, Inc. would be granted an extension of 5 business days from today (until June 10, 2014) to respond to your comment letter dated May 20, 2014.

Sincerely yours,

/s/ Gary L. Blum
Law Offices of Gary L. Blum

cc: T. Covey